FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1. NAME AND ADDRESS OF COMPANY

PLATINUM GROUP METALS LTD. (the "Company" or "Platinum Group")
838 - 1100 Melville Street Vancouver BC, V6E 4A6
Telephone: (604) 899-5450

ITEM 2. DATE OF MATERIAL CHANGE

September 16, 2024

ITEM 3. NEWS RELEASE

A news release was disseminated on September 16, 2024 to the Toronto Stock Exchange ("TSX") as well as through various other approved public media and was SEDAR+ filed with the British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland Securities Commissions.

ITEM 4. SUMMARY OF MATERIAL CHANGE

The Company announced positive results from an Independent Definitive Feasibility Study Update ("2024 DFS") for the Waterberg Mine (the "Waterberg Project") completed by a team of specialists including international engineering firm Stantec Consulting International LLC and South African engineering firm DRA Projects SA (Pty) Ltd. along with a large team of specialists. Engineering oversight and project management was provided by South African engineering firm Fraser McGill (Pty) Ltd.

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE

5.1 Full Description of Material Change

The Company announced positive results from the 2024 DFS for the Waterberg Project completed by a team of specialists including international engineering firm Stantec Consulting International Ltd. ("Stantec") and South African engineering firm DRA Projects SA (Pty) Ltd. ("DRA").  Engineering oversight and project management for the 2024 DFS was provided by South African engineering firm Fraser McGill (Pty) Ltd. ("Fraser McGill").

The 2024 DFS is an update to the Waterberg Project's original Independent Definitive Feasibility Study published in September 2019 ("2019 DFS") for a safe, large-scale, shallow, decline-accessible, mechanised, platinum ("Pt"), palladium ("Pd"), rhodium ("Rh") and gold ("Au") (collectively "PGM" or "4E") mine.  The 2019 DFS and the 2024 DFS were completed by the same authors and Qualified Persons (each, a "QP"), within the meaning of National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and Subpart 1300 and Item 601 of the U.S. Securities and Exchange Commission's Regulation S-K ("S-K 1300").  The 2024 DFS was prepared on behalf of Platinum Group and Waterberg JV Resources (Pty) Ltd. ("Waterberg JV Co."), representing owners Platinum Group (37.19% held directly by Platinum Group Metals (RSA) (Pty) Ltd. ("PTM RSA") plus 12.97% held indirectly through PTM RSA's 49.9% interest in Mnombo Wethu Consultants (Pty) Ltd. ("Mnombo")), Mnombo (26.0% direct), Impala Platinum Holdings Ltd. ("Implats") (14.86% direct), and HJ Platinum Metals Company Limited ("HJM") (21.95% direct).  HJM is a special purpose entity established in 2023 to hold and fund the equity interests of the Japan Organization for Metals and Energy Security, and Hanwa Co. Ltd. ("Hanwa").

All the joint venture owners contributed to the 2024 DFS through the technical committee and the board of directors of Waterberg JV Co.  The 2024 DFS builds on the positive results of the 2019 DFS and incorporates elements of optimization and de-risking studies completed by Implats and Waterberg JV Co. since 2019.

Highlights:

  Increased Mineral Reserve Estimate: Proven and Probable mineral reserves increased by 20% to 23.41 million 4E oz (246.2 million tonnes at an average grade of 2.96 4E g/t, 0.08% copper ("Cu"), and 0.17% nickel ("Ni").

  Extended Life of Mine ("LOM"): LOM increased from 45 years to 54 years with annual steady state average production in concentrate of 353,208 4E oz and peak annual production of 432,950 4E oz.

  Robust Economics: After-tax Net Present Value ("NPV") at an 8% real discount rate in U.S. Dollars ("US$" or "USD") of US$569 million (South African Rand ("ZAR") 11.557 billion) and Internal Rate of Return ("IRR") of 14.2% using average long term consensus metal prices as of May 2024 ("Consensus Prices").

  One of the Lowest Cost PGM Mines in Southern Africa: On site LOM average cash cost (including base metal by-product credits and smelter discounts as a cost) of US$658 per 4E oz, with an all-in sustaining cost ("AISC") of US$761 per 4E oz.

  Strong Cash Flow Generation: LOM free after-tax cashflow of US$6.50 billion (ZAR130.59 billion) at Consensus Prices.

  Reasonable Capital: Estimated total project capital of US$946 million (ZAR18.862 billion), including 8.5% for contingencies, and peak capital estimated at US$776 million (ZAR15.428 billion).

The 2024 DFS updated mineral resource estimate is larger and of higher confidence, facilitating important mine design improvements versus the 2019 DFS.

Improvements:

  Increased Confidence: The 32 hole infill drill program completed in 2023 increased the confidence level of resources in shallow mine blocks in the T-Zone and F-Central Zone, and refined the delineation of subcrop positions, improving the overall deposit model and the shallow portion of the mine plan.

  Increased Continuity: The 4E economic cut-off grade for feasibility modeling of the F-Central Zone and F-South Zone was reduced by one half a gram to 2.0 4E g/t, resulting in a slightly lower reserve grade, but significantly improving continuity in the ore body for mine scheduling purposes.  F-Central reserve tonnage and 4E metal content increased by 88% and 63% respectively.  Reserves for all other mineralized zones were estimated at a 2.5 4E g/t cut-off grade as in the 2019 DFS.

  Increased Mineral Resources: Measured and Indicated mineral resources increased by 9.5% to 33.76 million 4E oz at a 2.5 4E g/t (F-Central Zone and F-South Zone at 2.0 4E g/t) cut-off grade (345.03 million tonnes at an average grade of 3.04 4E g/t, 0.09% Cu and 0.18% Ni).  Inferred mineral resources increased by 6.6% to 8.52 million 4E oz at a 2.5 4E g/t (F-Central Zone and F-South Zone at 2.0 4E g/t) cut-off grade (89.70 million tonnes at an average grade of 2.96 4E g/t, 0.08% Cu, and 0.15% Ni).

  Increased Tonnage Per Vertical Metre: Ore tonnes per vertical metre of development in the F-Central Zone also increased by approximately 88%, improving the steady state ore to waste ratio by 31%, from 11.3 in the 2019 DFS to 14.8 in the 2024 DFS.  LOM ore to waste ratio improved by 44%, from 7.8 in the 2019 DFS to 11.3 in the 2024 DFS. The result is improved capital efficiency, reduced development metres per tonne of ore, and lower operating costs.

  Reduced Capital Expenditure: The 88% increase in F-Central reserve tonnage and the improved continuity of the reserve presented the opportunity to increase F-Central production to 400,000 tonnes per month ("tpm") and thereby reduce and delay the capital cost of developing the South Complex T-Zone infrastructure, saving an estimated US$200 million in up-front capital.

  Simplified Mine Management: Deferral of South Complex mining will simplify the mine plan, logistics, training requirements, equipment fleet and mining method.

  Simplified Mine Establishment: Sublevel spacing for the upper mining block (100 metres) in the F-Central Zone reduced to 20 metres from the 2019 DFS combination of 20 metres and 40 metres to allow mine crews to safely complete mine establishment and gain work experience before transitioning to 40 metre sublevel spacing.

  Reduced Water Consumption: The 2024 DFS models dry stack tailings technology, including a dewatering plant and dry tailings handling system, reducing estimated steady state make-up water requirements by 36% to approximately 2.85 megalitres per day ("Ml/d") and reducing the tailings impoundment surface footprint by approximately 46.0% to 155 hectares.

  Reduced Risk: Design and scheduling improvements as described above materially reduce execution risk during mine development, construction, ramp-up and operations.

  Flexibility: Any time after peak capital a twin heading into the T-Zone can be developed underground from the Central Complex infrastructure to allow the mining of up to 100,000 tpm of T-Zone, with a concurrent reduction from the F-Central Zone down to 300,000 tpm.

Frank R. Hallam, President and CEO of Platinum Group said, "The 2024 DFS validates the world-class nature of the Waterberg Project.  Engineering teams from Stantec, DRA, and Fraser McGill have collaborated to achieve an optimized and de-risked mine plan while also minimizing capital requirements.  The primary objectives of the 2024 DFS were to update and minimize capital and operating costs, and to simplify the construction, ramp up and operating profile of the Waterberg Mine.  I believe these objectives have been achieved.  We look forward to advancing the Waterberg Project for the benefit of our partners and local communities, as well as all the people of South Africa.  The Waterberg Project is planned to create approximately 2,000 jobs during construction and approximately 1,425 mostly high skilled jobs once steady state mining is achieved.  PGMs, copper and nickel play key roles in automotive emissions control and energy transition technologies, including that found in battery electric, plug-in hybrid, gasoline hybrid and hydrogen fuel cell vehicles.  The Waterberg Project is a long life asset capable of profitably producing these critical metals."

MINE PLAN

At a depth of approximately 140 metres vertical at its shallowest, the Waterberg Project PGM deposit is accessible with decline tunnels, which are safer and less costly to install and operate than vertical shafts.  At over 100 metres thick in places, the Waterberg Project PGM deposit is amongst the thickest in Southern Africa.  By comparison, the Merensky Reef and UG2 Reef in South Africa, from which approximately 45% of annual global PGM supply is produced, are most often mined by manual methods at depths below 500 metres vertical and at approximately 1.0 to 2.2 metres thick.  With mining widths of up to 118 metres in the F-Zone and 20 metres in the T-Zone, the scale of the Waterberg Project orebodies allows for safe, high efficiency bulk mining on 20 to 40 meter sublevels with large underground equipment and conveyors for ore and waste transport.

Many of the larger, successful, bulk underground mines in the world use the same method of mining as planned for the Waterberg Project.  Production rates in the 2024 DFS have been benchmarked against global and African operations and are within comparable ranges.  Cost estimates, development rates and production tonnage rates in the 2024 DFS have also been benchmarked against several of these peer group operations.  Specific programs are planned and budgeted for in the 2024 DFS to ensure that the workforce is well trained and developed to world class standards.

Maintaining safety and reliability were key mine design criteria. The 2024 DFS mine plan models steady state production at 4.8 million tonnes of ore per annum and a LOM average of 353,208 4E oz per year in concentrate, versus a LOM average of 390,796 4E oz per year in concentrate in the 2019 DFS, when calculated in the same manner.  Maximum annual production is estimated in the 2024 DFS at 432,950 4E oz in concentrate.  The mine initially accesses the F-Central Zone orebody using a single set of twin decline tunnels (service decline and conveyor decline) with mining of 400,000 tpm by fully mechanised long hole stoping methods.  The Central-F steady state ore to waste ratio in the 2024 DFS is a favourable 14.8 and approximately 47% of waste rock will be placed underground as backfill, with the balance to be trucked or conveyed to surface.  Ore will be mucked to one of numerous underground rock breakers, from where it will be sized and then transported to surface by conveyors.  Paste backfill will be utilized, allowing for a high mining extraction ratio as mining can be completed next to backfilled stopes with few internal pillars.

After approximately 26 years of mining, once production in the Central Complex begins to ramp down, the T-Zone and F-South Zones are scheduled for access by development of twin drives from the F-Central Zone infrastructure.  Mining is to continue utilizing fully mechanised long hole stoping methods and paste backfill.  As in the 2019 DFS, a separate box cut and portal to access the North Complex with twin declines is also scheduled later in the mine plan.  Once established, the South Complex (100,000 tpm) and North Complex (300,000 tpm), are scheduled to ramp up to maintain 400,000 tpm production for the balance of the LOM.  The North Complex mine design and grade profile is unchanged from the 2019 DFS.

METALLURGICAL RECOVERY AND SMELTER ASSUMPTIONS

Metallurgical test work has focused on maximizing recovery of platinum-group elements and base metals while producing a concentrate suitable for further processing and/or sale to a third party.  Following extensive test work at a pre-feasibility and definitive feasibility level, DRA, an experienced South African engineering, procurement, construction and management firm, based the plant designs, metallurgical recoveries and costing on a standard South African flotation MF-2 (Mill-Float-Mill-Float) circuit.  Additional metallurgical checks on mineral types and potential recoveries were completed prior to the 2019 DFS at XPS Expert Process Solutions' metallurgical testing service laboratory in Sudbury, Ontario.  Further metallurgical test work was carried out in 2023.  The detailed mill design is based on this aggregate metallurgical test work.  Modelled recoveries were completed for the different recovered elements and zones within the Waterberg Project mining complex over the 54 year LOM and an average 4E recovery of 78% is estimated.  Cu recoveries are forecast at 81% and Ni recovery is modelled at 44%.  Net payability after smelter discount is modelled at 83% for Pt and Pd, 80% for Au and Rh (with Rh subject to a minimum grade of 1.0 g/t in concentrate), 63% for Cu and 70% for Ni, based on an 80 4E g/t target concentrate grade sold to a South African smelter.  The target concentrate grade is similar to concentrate produced at other Northern Limb PGM mines.  Mineral royalties payable to the government of South Africa, have been calculated and included as a cost per 4E oz for an estimate of financial returns.

Generally, the optimal smelting of PGMs requires some PGM bearing sulphide concentrate to enhance recoveries and reduce furnace operating temperatures. The T-Zone and F-Zone at the Waterberg Project are PGM bearing sulphide deposits capable of producing a sulphide concentrate at a grade that can be processed by current operating smelters in South Africa, with almost zero chrome and no significant penalty elements.  As the industry in South Africa moves towards mining a larger proportion of PGMs in UG2 ore, which is chromite rich, sulphide sources of PGMs in Merensky and Northern Limb ores are becoming more in demand.

CONCENTRATE OFFTAKE AND PROCESSING

The 2024 DFS assumes PGM smelter payability deductions as described above based on current market conditions and ongoing concentrate offtake discussions with several South African smelter/refiners.  As a result, smelter payability deductions in the 2024 DFS are modelled at a higher cost than the flat 15% smelter discount assumption modelled in the 2019 DFS.  Implats holds a first right of refusal for smelter offtake from the Waterberg Project and Hanwa holds the rights to market the final refined metal at market prices.

Before a construction decision can be undertaken arrangements will be required for Waterberg Project concentrate offtake or processing.  The Company and Waterberg JV Co. are assessing commercial alternatives for mine development financing and concentrate offtake.  Obtaining reasonable terms for Waterberg Project concentrate offtake from an existing smelter/refiner in South Africa is considered the preferred option.  The Company is in discussion with several South African smelter operators, including Implats, with a view to establishing formal concentrate offtake arrangements for the Waterberg Project.  Although discussions continue, to date, binding concentrate offtake terms have not been agreed.

The Company is also assessing the economic feasibility of constructing a smelter and base metal refinery ("BMR") to process Waterberg Project concentrate outside of South Africa.  On December 20, 2023, the Company announced a Cooperation Agreement with Ajlan & Bros Mining and Metals Co. to study the establishment of a stand-alone PGM smelter and BMR in Saudi Arabia.  See the Company's news release dated December 20, 2023, for more details.

Before Waterberg Project concentrate could be processed in Saudi Arabia, a long term export approval to ship unrefined precious metals in concentrate from South Africa would be required.  Platinum Group is working with the Government of South Africa to identify local beneficiation opportunities and to analyze the economic impact of exporting concentrate.

CAPITAL COSTS AND INFRASTRUCTURE, INCLUDING POWER AND WATER

Capital costs for the Waterberg Project are estimated predominantly in ZAR, with all cost estimates expressed in ZAR real June 2024 terms. Revised quotations on all major equipment have been obtained and market related rates have been applied to all measurables. Contractor mining costs were determined from contractor quotes.  Major operating cost drivers have been updated including market related labour costs.

Peak capital in the 2024 DFS at Consensus Prices is estimated at US$776 million (ZAR15.428 billion), while total capital is estimated at US$946 million (ZAR18.862 billion) including an 8.5% allocation for contingencies.  Modelled costs in ZAR are converted to US$ at forecast real exchange rates from 2025 to 2027 and then long term for 2028 and later at 20.07 (US$/ZAR).  The real escalation of costs (in ZAR terms) is estimated to be offset, over time, by the future devaluation of the ZAR against the US$.

Regional infrastructure in the 2024 DFS capital cost estimate includes road upgrades to access the mine area, a power line to connect to the electrical grid and water pipelines to connect to drilled water resources with associated servitudes.

The bulk electricity supply will comprise a permanent grid-based supply by South African power utility Eskom Holdings SOC Ltd. ("Eskom") from its 132 kV electrical network. Eskom has confirmed the availability of a supply capacity of 140 MVA and primary electrical supply will be via one 132 kV overhead line approximately 74 km in length, from the existing Eskom Burotho 400/132 kV Main Transmission Station to a new Eskom 132 kV switching station to be located on or near the Goedetrouw farm.  Mine-owned infrastructure will include a 132/11 kV step-down substation.  Estimated maximum electrical demand in the 2024 DFS while steady state mining in the Central Complex is 72.3 MVA versus 85.9 MVA at steady state in the 2019 DFS, a 15.8% reduction.  The electrical infrastructure is to be completed in terms of a self-build process with most of the development work to be completed under Eskom supervision.  Environmental impact studies are currently underway to obtain Environmental Authorisations ("EAs") for the above-mentioned infrastructure, and to amend portions for which EAs were previously issued.  Negotiations with landowners to acquire servitudes for overhead lines are in advanced stages.

The 2019 DFS modelled a wet deposited tailings facility and associated infrastructure. These types of tailings facilities are associated with high water losses due to substantial evaporation. They also carry a high risk of potential collapse or liquefaction. Water consumption estimates in the 2024 DFS are based on a mine-wide water balance and includes underground water inflows, anticipated water losses, water storage dams, calculated consumptions and the use of dry stack tailings technology, including a dewatering plant and dry tailings handling system.  Dry stacked tailings handling, and storage methodologies, are more sustainable and efficient because most of the water in the tailings is captured in the dewatering plant, pumped directly back to the concentrator, and re-used within the process.  Dry stacked tailings facilities are also deemed to be inherently safer, as there is no hydraulic deposition; hence, in the unlikely event of a catastrophic failure, the risk of flooding the surrounding areas with tailings will be minimal.

The total complex raw water requirement is calculated at a maximum of 5.67 Ml/d.  Due to significant inflows from the mine underground works and smaller gains from surface stormwater systems, and the use of dry stack tailings technology, the make up water demand of the mine will be on average 2.85 Ml/d during the mining of the Central Complex, reducing to 1.15 Ml/d during the mining of the South and North Complexes.  This is a significant 36% reduction from the 2019 DFS steady state make up water requirement of 4.5 Ml/d, is below net make up water requirements reported by other PGM and diamond mines also located in the Limpopo Province, and will reduce the long term demand on ground water resources.  Raw water will be sourced from local boreholes through a water collection pipeline network.  Waterberg JV Co. has drill tested, studied, and assessed available water resources together with community needs in detail.  The raw water supply for the mine from boreholes was determined excluding the positive effect of rainfall.  Based on hydrological studies and test wells it was concluded that the water to be supplied by boreholes and mine infiltration will be sufficient to support the necessary mining and processing operations over the LOM.  The capture and use of rainfall water will allow for a reduced demand on groundwater during the rainy season.  Waterberg JV Co. has entered into various groundwater and pipeline surface lease agreements.  Improvement in service delivery of water to the local communities is included in the 2024 DFS capital cost estimate and plans.

Project Capital Breakdown

Estimated Waterberg Project total capital expenditure and peak capital (or "peak funding") are shown below.

Metric	ZAR Million	US$ Million
Mine	5,039	253
Plant	4,476	224
Backfill & Dewatering Plant	1,835	91
Tailings Storage Facility	263	13
Regional Infrastructure	1,869	95
Project Indirects	1,372	70
Sub-Total[1]	14,854	746
Owner Fleet Purchases	698	35
Rebuild & Replacement of Equipment	0.4	0
Total CapEx (excluding Capitalized OpEx)	15,553	781
Capitalized Opex	3,309	165
Total Project CapEx (including Capitalized OpEx)	18,862	946
Net Revenue Receipts	(243)	(12)
Capital Post Peak Funding	(3,191)	(158)
Peak Funding (Consensus View)	15,428	776

Note:

1.  Contingency of ZAR 1.164 billion (US$63.0 million) included in Sub-Total.

Project capital is defined as all required capital expenditure until the Waterberg Project achieves 70% of planned steady-state plant production, estimated to be by December 2030.

Post December 2030, the 2024 DFS estimates stay-in-business or sustaining capital for the LOM at US$1.88 billion (ZAR37.73 billion).  The 2024 DFS estimates peak capital at US$776 million (ZAR15.43 billion) at Consensus Prices. This includes all spend offset by revenue receipts during the project capital phase.

ENVIRONMENTAL, PERMITTING AND COMMUNITIES

A formal mining right application ("MRA") for the Waterberg Project, including the Waterberg Social and Labour Plan, was filed with the South African Department of Mineral and Petroleum Resources ("DMR") in September 2018.  The Company held local public participation meetings on numerous occasions in advance of the MRA.  A program of public consultation as part of the formal MRA and EA application was completed in August 2019.  An Environmental Impact Assessment and Environmental Management Program were filed with the DMR in August 2019.

An EA and Waste Management License was issued for the Waterberg Project on November 10, 2020.  On January 28, 2021, the DMR issued a mining right for the Waterberg Project.  The Waterberg Mining Right was notarially executed on April 13, 2021, was registered at the Mineral and Petroleum Titles Registration Office on July 6, 2021 and remains active.  Another key authorization required is a Water Use License, which application Waterberg JV Co. is in the process of finalizing for submission.

The Waterberg Project area is underdeveloped, and the construction of considerable infrastructure is required.  Skills development is a key to achieving large-scale production with efficient modern international mining methods.  The mitigation to this risk is an early investment in training.  Training for a new mechanised mining workforce is an important part of the 2024 DFS.  The 2024 DFS models a significant investment in training, focussed on the immediate area of the Waterberg Project, working in co-operation with local colleges and facilities.  A significant investment in local education, economic development and business opportunities is also planned for local communities.

The 2024 DFS includes upgrades to local water, road, and electrical grid infrastructure.

PROJECT TIMELINE

Under the 2024 DFS financial model, construction is deemed to begin in December 2025 and first production is modelled in September 2029, with ramp-up to steady state by May 2032.  The LOM on current estimated mineral reserve extends to 2081.  The deposit remains open at depth and on strike to the northeast.

METALS MARKETS AND PRICE DECK ASSUMPTIONS

The Waterberg Project has a considerable ramp up period and a long LOM.  Metals markets and foreign exchange rates are difficult to predict 10 to 20 years in the future.  The Waterberg Project financial performance has been estimated in the 2024 DFS at Consensus Prices as set out in the table below.  These prices were based on a review of long term (2028) consensus price forecasts assembled by Bloomberg and Select Cap IQ as of May 31, 2024.

At Consensus Prices, the basket price per LOM average 4E oz is estimated at US$1,325.

ZAR based costs in the 2024 DFS are converted to US$ at forecast real exchange rates from 2025 to 2027 and then long term for 2028 and later at 20.07 (US$/ZAR).  The exchange rate assumptions within Consensus Prices are based on Oxford Economics forward projection as of May 15, 2024.

Price Deck Assumptions

Description	Commodity	Unit of Measure	Long term Real
Consensus Prices	Pt	USD / oz	1,605
	Pd	USD / oz	1,062
	Au	USD / oz	1,812
	Rh	USD / oz	6,209

	Cu	USD / lb	4.53
	Ni	USD / lb	9.73
Exchange Rate 2025		USD/ZAR	18.92
Exchange Rate 2026		USD/ZAR	19.28
Exchange Rate 2027		USD/ZAR	19.67
Exchange Rate 2028		USD/ZAR	20.07
Exchange Rate Long Term		USD/ZAR	20.07

ESTIMATED FINANCIAL RETURNS

At Consensus Prices and an 8% real discount rate, the 2024 DFS estimates an after-tax NPV for the Waterberg Project of US$569 million (ZAR11.557 billion), and a 14.2% IRR.  Peak capital is estimated at US$776 million (ZAR15.428 billion) and the undiscounted payback period measured from first production is estimated at 5.8 years.

At Consensus Prices, the cash cost per 4E oz is estimated at US$658, including a smelter payability discount on PGMs at an average of approximately 19.2% as a cost, as well as by-product credits from Cu and Ni sales. Comparing this cash cost to the 4E basket price of US$1,325 / 4E oz (Consensus Prices) indicates a healthy operating margin of 50%.  At Steady State the Mine is estimated to produce, on a 100% project basis, an average of approximately US$142 million (ZAR2.84 billion) of after-tax positive cash flow per annum at Consensus Prices.

The AISC per 4E oz is estimated at US$761 (Consensus Prices), being cash cost plus sustaining cost additions of US$103 per 4E oz.

A summary of the estimated LOM average Operating Expenditure is provided below.

On-Site Operating Cost Rates per Area in ZAR and US$

Cost Area	LOM Average (ZAR/t milled Real)	LOM Average (US$/t milled Real)
Mining	389	19
Milling and Processing	195	10
Engineering and Infrastructure	186	9
General and Administration	39	2
Total On-site Operating Costs	808	40

Total Cash Cost Rates in US$/4E Oz

Cost Area	Consensus Prices (US$/4E oz)
On-Site Operating Costs	546
Smelting, Refining & Transport Costs	375
Royalties & Production Taxes	41
less By-Product Base Metal Credits	(304)
Total Cash Cost	658

The sensitivity of the Waterberg Project NPV to movements in the discount rate is shown in the table below.

NPV Sensitivity Analysis: Discount Rate

Metric	Discount Rate	Unit of Measure	Result (Consensus Prices)
Net Present Value US$ (Post-Tax)	Undiscounted	US$ mill	6,500
	4%	US$ mill	1,809
	6%	US$ mill	1,018
	8%	US$ mill	569
	10%	US$ mill	297
	12%	US$ mill	121
Net Present Value ZAR (Post-Tax)	Undiscounted	ZAR mill	130,594
	4%	ZAR mill	36,442
	6%	ZAR mill	20,556
	8%	ZAR mill	11,557
	10%	ZAR mill	6,084
	12%	ZAR mill	2,550

The table below illustrates the business case against movements in key profitability drivers.  The analysis documents the discrete impact on the Waterberg Project NPV, IRR and Payback Period, utilizing the Consensus Prices scenario as a basis.

Sensitivity Analysis (Consensus Prices)

Parameters	Increase/ (Decrease)	NPV @ 8% (US$ million)	NPV @ 8% (ZAR million)	IRR (% Real)	Payback Period(1) (years)
Metal Prices	(20%)	33	799	8.5	9.7
	(10%)	307	6,301	11.5	7.1
	-	569	11,557	14.2	5.8
	10%	829	16,767	16.7	5.0
	20%	1,088	21,959	19.0	4.3
4E Head Grade	(20%)	81	1,762	9.0	9.1
	(10%)	326	6,681	11.7	7.0
	-	569	11,557	14.2	5.8
	10%	811	16,417	16.5	5.0
	20%	1,054	21,284	18.7	4.4
Project CapEx	20%	411	8,412	11.8	7.3
	10%	490	9,985	12.9	6.5
	-	569	11,557	14.2	5.8
	(10%)	648	13,130	15.8	5.2
	(20%)	727	14,703	17.7	4.7
OpEx	20%	346	7,068	12.0	6.9
	10%	458	9,316	13.1	6.2
	-	569	11,557	14.2	5.8
	(10%)	681	13,790	15.2	5.4
	(20%)	791	16,014	16.2	5.1

Note:

1. From the date of first production.

Additional Sensitivity Table (Metal Price)

	Bearish (Metal Prices- Down 20%)	Base Case (Consensus)	Bullish (Metal Prices Up 20%)
Basket Price (4E)	$1,060/oz	$1,325/oz	$1,590/oz
Post Tax NPV8%	$33 million	$569 million	$1,088 million
Post Tax IRR	8.5%	14.2%	19.0%
LOM AISC	$739/4E oz	$761/4E oz	$786/4E oz
Payback	9.7 Years	5.8 Years	4.3 Years
LOM Post Tax Cashflow	$3,331 million	$6,500 million	$9,627 million
Peak Funding	$807 million	$776 million	$771 million
Operating Margin	40%	50%	57%

MINERAL RESOURCES AND RESERVE UPDATES

Mineral resources relied upon in the 2024 DFS (and in the 2019 DFS) were estimated by QP Charles Muller of Protek Consulting (Pty) Ltd. (formerly of CJM Consulting (Pty) Ltd.).  Mineral resources at the Waterberg Project are hosted in the T-Zone and F-Zone.  The T-Zone is situated approximately 350 meters above the F-Zone with both zones striking northeast and dipping at approximately 38 degrees to the west.  An arbitrary cut-off depth of 1,250-meters has been applied in all mineralized zones.  Mineral resources for the Waterberg Project as reported in the 2024 DFS have been updated based on the recent 32 hole infill drilling program discussed above. Mineral resources have been estimated based on a total of 374,399 metres of diamond drilling in 474 diamond drill holes and 585 deflections and have been stated at a 2.5 4E g/t cut-off for all T-Zones, F-North and F-Boundary Zones, and a 2.0 4E g/t cut-off for the F-Central and F-South Zones (the "Cut-Off Base Case").  In the 2024 DFS, the Cut-Off Base Case was applied to the mineral resource model as an input to the mine design.  At the Cut-Off Base Case, total Measured and Indicated mineral resources (which includes mineral reserves) are estimated at 345.03 million tonnes grading 3.04 4E g/t for 33.76 million 4E oz (versus 305.54 million tonnes grading 3.14 4E g/t for an estimated 30.84 million 4E oz in the 2019 DFS).  Total Proven and Probable mineral reserves are estimated at 246.2 million tonnes grading 2.96 4E g/t for 23.41 million 4E oz (versus 187.51 million tonnes grading 3.24 4E g/t for 19.48 million 4E oz in the 2019 DFS).

Mineral resources for the Waterberg Project are estimated in eight zones within three complexes.  The South Complex hosts T-Zone, T0-Zone and F-South mineral resources and reserves.  The Central Complex currently has just F-Central mineral resources and reserves and is the source of all modelled production for approximately the first half of the LOM.  The North Complex currently hosts F-North, F-Boundary North and F-Boundary South mineral resources and reserves.  Further drilling from underground could be undertaken to increase the confidence of current mineral resources, as well as to expand both T- and F-Zone resources.

Unless production from the T-Zone is moved forward, production from the T-Zone, F-South Zone and F-North Zone is planned for the later part of the mine life from approximately 2055 out to 2081.  Future drilling from surface and underground is expected to result in the delineation of additional mineral resources and reserves, thereby extending the LOM.

Mineral reserves are a subset of the mineral resource envelope at the Cut-Off Base Case, and they include only Measured and Indicated mineral resources, with dilution and stope shapes considered.  Mining thickness was set at 2.4 meters to 20 meters in the T-Zone and 2.4 meters to 118 meters in the F-Zone.  Sublevel planning of 20 meters to 40 meters was considered in the mine plan for mineral reserves.

The mineral resources and reserves for the Waterberg Project are categorized in terms of NI 43-101 and are tabulated in the following tables.

Mineral Resource Estimate 4E g/t Effective August 31, 2024
on a 100% Project Basis

Mineral Resource T-Zone 2024

Mineral Resource Category	Cut-off	Tonnage	Grade							Metal
	4E		Pt	Pd	Rh	Au	4E	Cu	Ni	4E
	g/t	Mt	g/t	g/t	g/t	g/t	g/t	%	%	kg	Moz
TZ
Measured	2.5	5.24	1.10	2.06	0.05	0.78	3.99	0.13	0.07	20,917	0.673
Indicated	2.5	12.73	1.41	2.42	0.03	0.93	4.79	0.19	0.09	60,967	1.960
M+I	2.5	17.97	1.32	2.31	0.04	0.89	4.56	0.17	0.08	81,885	2.633
Inferred	2.5	17.58	1.19	2.02	0.04	0.87	4.11	0.15	0.07	72,289	2.324
T0
Measured	2.5	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.000
Indicated	2.5	1.89	1.10	1.91	0.05	0.57	3.63	0.17	0.08	6,866	0.221
M+I	2.5	1.89	1.10	1.91	0.05	0.57	3.63	0.17	0.08	6,866	0.221
Inferred	2.5	0.64	0.99	1.51	0.04	0.36	2.90	0.17	0.07	1,870	0.060
Total T-Zone (TZ+T0)
Measured	2.5	5.24	1.10	2.06	0.05	0.78	3.99	0.13	0.07	20,917	0.673
Indicated	2.5	14.62	1.37	2.35	0.03	0.88	4.64	0.19	0.09	67,834	2.181
M+I	2.5	19.86	1.30	2.28	0.04	0.86	4.47	0.17	0.08	88,751	2.853
Inferred	2.5	18.23	1.18	2.00	0.04	0.85	4.07	0.15	0.07	74,159	2.384
Mineral Resource Category	Prill Split
	Pt	Pd	Rh	Au
	%	%	%	%
Measured	27.6	51.6	1.3	19.5
Indicated	29.5	50.7	0.7	19.0
M+I	29.1	50.9	0.8	19.2
Inferred	29.0	49.2	0.9	20.9

Mineral Resource F-Zone 2024

Mineral Resource Category	Cut-off	Tonnage	Grade							Metal
	4E		Pt	Pd	Rh	Au	4E	Cu	Ni	4E
	g/t	Mt	g/t	g/t	g/t	g/t	g/t	%	%	kg	Moz
FZ-North
Measured	2.5	18.60	0.87	2.10	0.05	0.17	3.19	0.11	0.21	59,335	1.908
Indicated	2.5	43.86	0.91	2.16	0.05	0.16	3.28	0.09	0.20	143,863	4.625
M&I	2.5	62.46	0.90	2.14	0.05	0.16	3.25	0.10	0.20	203,198	6.533
Inferred	2.5	8.00	0.78	1.90	0.04	0.15	2.87	0.09	0.19	22,952	0.738
FZ-Boundary North
Measured	2.5	6.52	1.00	2.08	0.05	0.17	3.30	0.10	0.23	21,512	0.692
Indicated	2.5	17.64	1.05	2.03	0.05	0.18	3.31	0.24	0.24	58,393	1.877
M&I	2.5	24.16	1.04	2.04	0.05	0.18	3.31	0.20	0.24	79,905	2.569
Inferred	2.5	3.26	1.07	2.14	0.05	0.18	3.44	0.09	0.22	11,215	0.361
FZ-Boundary South
Measured	2.5	6.28	1.06	2.35	0.05	0.18	3.64	0.07	0.19	22,874	0.735
Indicated	2.5	12.86	0.95	1.95	0.05	0.14	3.09	0.07	0.19	39,741	1.278
M&I	2.5	19.15	0.99	2.08	0.05	0.15	3.27	0.07	0.19	62,615	2.013
Inferred	2.5	4.10	1.02	2.06	0.04	0.16	3.28	0.07	0.18	13,450	0.432
FZ-Central
Measured	2.0	46.67	0.83	1.92	0.05	0.13	2.93	0.06	0.18	136,750	4.397
Indicated	2.0	139.63	0.77	1.78	0.04	0.12	2.71	0.07	0.18	378,388	12.165
M&I	2.0	186.30	0.79	1.82	0.04	0.12	2.77	0.07	0.18	515,138	16.562
Inferred	2.0	31.58	0.77	1.66	0.04	0.10	2.57	0.05	0.17	81,152	2.609
FZ-South
Measured	2.0	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0	0.000
Indicated	2.0	33.11	0.99	1.86	0.05	0.13	3.03	0.04	0.13	100,314	3.225
M&I	2.0	33.11	0.99	1.86	0.05	0.13	3.03	0.04	0.13	100,314	3.225
Inferred	2.0	20.31	0.82	1.52	0.04	0.10	2.48	0.04	0.12	50,360	1.619
FZ-North Extension
Measured	2.5	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0	0.000
Indicated	2.5	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0	0.000
M&I	2.5	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0	0.000

Inferred	2.5	4.23	0.76	1.85	0.04	0.15	2.79	0.09	0.19	11,811	0.380
Total F-Zone
Measured	2.0 & 2.5	78.08	0.87	2.01	0.05	0.15	3.08	0.08	0.20	240,471	7.731
Indicated	2.0 & 2.5	247.10	0.85	1.88	0.04	0.13	2.92	0.08	0.18	720,699	23.171
M&I	2.0 & 2.5	325.17	0.86	1.92	0.05	0.14	2.96	0.08	0.19	961,170	30.902
Inferred	2.0 & 2.5	71.47	0.81	1.70	0.04	0.12	2.67	0.06	0.15	190,940	6.139
Mineral Resource Category	Prill Split
	Pt	Pd	Rh	Au
	%	%	%	%
Measured	28.3	65.3	1.6	4.8
Indicated	29.3	64.6	1.5	4.6
M+I	29.0	64.8	1.5	4.6
Inferred	30.4	63.7	1.5	4.3

Waterberg Aggregate - Total Mineral Resource 2024

Mineral Resource Category	Cut-off	Tonnage	Grade							Metal
	4E		Pt	Pd	Rh	Au	4E	Cu	Ni	4E
	g/t	Mt	g/t	g/t	g/t	g/t	g/t	%	%	kg	Moz
Measured	2.0 & 2.5	83.32	0.89	2.01	0.05	0.19	3.14	0.09	0.19	261,389	8.404
Indicated	2.0 & 2.5	261.72	0.88	1.91	0.04	0.18	3.01	0.09	0.18	788,532	25.352
M+I	2.0 & 2.5	345.03	0.88	1.94	0.05	0.18	3.04	0.09	0.18	1,049,921	33.756
Inferred	2.0 & 2.5	89.70	0.89	1.76	0.04	0.26	2.96	0.08	0.15	265,099	8.523
Mineral Resource Category	Prill Split
	Pt	Pd	Rh	Au
	%	%	%	%
Measured	28.3	64.19	1.59	5.95
Indicated	29.3	63.43	1.45	5.83
M+I	29.0	63.62	1.49	5.86
Inferred	30.0	59.68	1.35	8.95

Notes For Resource Tables Above:

  All mineral resources in situ.
  Mineral resources are reported inclusive of mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability.
  4E = PGE (Pt + Pd + Rh) and Au.
  The mineral resources stated above are shown on a 100% project basis, that is, for the Waterberg Project.
  Mineral resource cutoff 2.5 g/t (4E) grade except for FZ-Central and FZ-South are at 2.0 g/t cutoff grade (4E).  Cutoff grade calculations performed in March 2023 and were based on the following assumptions:

  Metal prices:  Pt at US$1,050/oz, Pd at US$1,300 /oz, Au at US$1,650/oz, Rh at US$5,000/oz, Cu at US$3.50/lb and Ni at US$8.50/lb.
  Unit costs: US$63.99 / t milled for F-Zones and US$76 / t milled for T-Zone (based on the 2019 DFS and escalated for inflation).
  Metal recoveries: 4E concentrator recoveries at 82% for F-Zones and 81% for T-Zone.  Base metal recoveries for the F-Zones at 50.0% for Ni and 88.6% for Cu, T-Zone at 46.0% for Ni and 86.6% for Cu.
  Smelter recovery/payabilities: 83.5% for 4E and 72.0% for Cu and Ni.
  Conversion Factor used - kg to oz = 32.15076.
  Numbers may not add due to rounding.
  A 5% and 7% geological loss were applied to the Measured / Indicated and Inferred mineral resource categories, respectively

Proven Mineral Reserve Estimate 4E g/t
Effective August 31, 2024 on a 100% Project Basis

Zone	Tonnes	Pd (g/t)	Pt (g/t)	Rh (g/t)	Au (g/t)	4E (g/t)	Cu (%)	Ni (%)	4E Metal
									(kg)	(Moz)
T-Zone	5,094,182	1.76	0.93	0.04	0.63	3.36	0.10	0.06	17,138	0.551
F-Central	32,297,283	1.90	0.82	0.04	0.13	2.89	0.06	0.17	93,186	2.996
F-South	0	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0	0.000
F-North	16,637,670	2.04	0.85	0.05	0.16	3.10	0.10	0.20	51,558	1.658
F-Boundary North	4,975,853	1.99	0.97	0.05	0.16	3.17	0.10	0.22	15,784	0.507
F-Boundary South	5,294,116	2.31	1.04	0.05	0.18	3.59	0.08	0.19	19,015	0.611
F-Zone Total	59,204,921	1.98	0.86	0.05	0.14	3.03	0.08	0.19	179,543	5.772
Waterberg Total	64,299,103	1.97	0.86	0.05	0.18	3.06	0.07	0.17	196,681	6.323

Probable Mineral Reserve Estimate 4E g/t
Effective August 31, 2024 on a 100% Project Basis

Zone	Tonnes	Pd (g/t)	Pt (g/t)	Rh (g/t)	Au (g/t)	4E (g/t)	Cu (%)	Ni (%)	4E Metal
									(kg)	(Moz)
T-Zone	14,137,694	2.05	1.18	0.02	0.75	4.01	0.16	0.08	56,623	1.820
F-Central	99,814,040	1.72	0.74	0.04	0.12	2.61	0.07	0.17	260,936	8.389
F-South	10,643,204	1.85	0.99	0.05	0.13	3.02	0.03	0.11	32,127	1.033
F-North	36,573,456	2.12	0.90	0.05	0.16	3.23	0.09	0.20	118,079	3.796
F-Boundary North	13,312,581	1.91	0.99	0.05	0.17	3.11	0.10	0.23	41,432	1.332
F-Boundary South	7,421,801	1.89	0.92	0.04	0.13	2.98	0.06	0.18	22,128	0.711
F-Zone Total	167,765,082	1.84	0.82	0.04	0.13	2.83	0.07	0.18	474,702	15.262
Waterberg Total	181,902,775	1.85	0.84	0.04	0.18	2.92	0.08	0.17	531,324	17.082

Proven & Probable Mineral Reserve Estimate 4E g/t
Effective August 31, 2024 on a 100% Project Basis

Zone	Tonnes	Pd (g/t)	Pt (g/t)	Rh (g/t)	Au (g/t)	4E (g/t)	Cu (%)	Ni (%)	4E Metal
									(kg)	(Moz)
T-Zone	19,231,876	1.97	1.11	0.03	0.72	3.84	0.14	0.07	73,760	2.371
F-Central	132,111,323	1.76	0.76	0.04	0.12	2.68	0.06	0.17	354,121	11.385
F-South	10,643,204	1.85	0.99	0.05	0.13	3.02	0.03	0.11	32,127	1.033
F-North	53,211,126	2.10	0.88	0.05	0.16	3.19	0.10	0.20	169,637	5.454
F-Boundary North	18,288,434	1.93	0.98	0.05	0.17	3.13	0.10	0.23	57,216	1.840
F-Boundary South	12,715,917	2.06	0.97	0.05	0.15	3.24	0.07	0.19	41,143	1.323
F-Zone Total	226,970,003	1.87	0.83	0.04	0.14	2.88	0.07	0.18	654,245	21.034
Waterberg Total	246,201,879	1.88	0.85	0.04	0.18	2.96	0.08	0.17	728,005	23.406

Notes For Reserve Tables Above:

  The mineral reserves are based on using the long hole mining method with paste backfill. A minimum stope width of 2.4 m (true width) was used.
  The point of reference for the mineral reserves is defined as the point where the mined ore is delivered to the processing plant.
  4E = PGE (Pd + Pt + Rh) and Au.
  A stope cutoff grade of 2.0 g/t 4E was used for mine planning for F-Central and F-South while a 2.5 g/t 4E was used for mine planning for the T-Zone and other F-Zones in the mineral reserves estimate.
  Long-term metal prices assumed for cutoff grade estimates were Pt = US$1,050.00/oz, Pd = US$1,300.00/oz, Rh = US$5,000.00/oz, Au = US$1,650.00/oz, Cu = US$3.50/lb, Ni = US$8.50/lb and exchange rate 17.22 ZAR = 1 US$.
  Long-term metal recoveries assumed for cutoff grade estimates were 4E 82% for the F-Zones and 4E 81% for the T-Zone. A smelter recovery of 4E 83.5% was assumed for all zones.
  Long-term operating costs assumed for the cutoff grade estimates were US$63.99 per tonne mined for the F-Zone and US$76.09 per tonne mined for the T-Zone and include mining, processing, infrastructure, general and administration, transport, royalties, and sustaining capital.
  Tonnage and grade estimates include planned dilution, geological losses, external overbreak dilution, and mining losses.
  Numbers may not add due to rounding.

Prill splits on mineral reserves and the additional grade contribution of Cu and Ni are summarized in the Table below:

Zone	4E Grade Prill Split				Grade
	Pd (%)	Pt (%)	Rh (%)	Au (%)	Cu (%)	Ni (%)
T-Zone	51.4	29.0	0.8	18.8	0.14	0.07
F-Zone	65.0	28.7	1.5	4.7	0.07	0.18
Total Waterberg	63.6	28.7	1.5	6.2	0.08	0.17

OPPORTUNITIES

The Waterberg Project has a good operating margin and a long life, to 2081 at the current scale of operations.  If the operation does well and prices are favourable, the South and North Complexes, to be mined later but with mineral reserves included in the current mine plan, could be brought forward potentially expanding production.  The mineral resources are open-ended and significant Inferred mineral resources are not included in the mine plan.  An expansion could be considered if this material was converted to mineral reserves, or the mineral resources are expanded by way of exploration drilling from underground infrastructure.  The mine plan for the North Complex currently has an independent decline infrastructure modelled at a material sustaining capital cost.  Alternatively, if this mineral resource is accessed directly from existing underground mining areas, it may lower future capital costs.  Optimization of the total mineral resource represents a significant opportunity given the large scale of the mining complexes and mineral resources.

A limited program to develop the planned twin declines into the F-Central Zone would allow the extraction of a bulk sample and the operation of a pilot crushing, milling and flotation plant.  This would facilitate the evaluation of metallurgical performance in the milling, flotation, and recovery of PGMs and base metals from F-Central ore, thereby allowing for a reconciliation against reserve estimates.  Smelting and refining of bulk sample concentrate would improve the understanding of smelter requirements and should mitigate any risk associated with concentrate processing uncertainty.  This work may identify opportunities to improve metallurgical recoveries in the milling, flotation, smelting or refining processes.  The completion of planned declines and related surface infrastructure would significantly reduce execution risk once a construction decision is taken.

Waterberg JV Co. will continue to monitor the progress and application of battery-powered mobile equipment technology and evaluate the opportunities this technology could present to the Waterberg Project.

NEXT STEPS

As described above, the Company and Waterberg JV Co. are assessing commercial alternatives for mine development financing and concentrate offtake.  These issues will need to be resolved before a construction decision can occur.  Waterberg JV Co. will continue with work on environmental, community and government interactions and approvals for the grant of required licences and permits.  Waterberg JV Co. is currently working with host communities to establish fair, long term surface access agreements.

QUALIFIED PERSONS - 2024 DFS

The following Qualified Persons, as defined in NI 43-101 and S-K 1300, have completed work in preparation of the 2024 DFS and are responsible for its contents:

Independent Engineering Qualified Person:
Michael Murphy, B.Sc. Engineering (Mining), P. Eng.
Stantec Consulting International Ltd.

Independent Geological Qualified Person:
Charles Muller, B.Sc. (Hons) Geology, Pr. Sci. Nat. SACNASP, (Reg. No 400201/04)
Protek Consulting (Pty) Ltd. (formerly of CJM Consulting (Pty) Ltd.)

Independent Engineering Qualified Person:
Gordon Cunningham, B. Eng. (Chemical), Pr. Eng. (ECSA), FSAIMM
Turnberry Projects (Pty) Ltd.

DATA VERIFICATION, QUALITY ASSURANCE AND CONTROL

Scientific and technical information in this press release related to mineral resources has been reviewed and approved by independent QP, consulting geologist and resource estimator Charles Muller (as above).  He has verified the data by reviewing the detailed assay and geological information on the Waterberg Project deposit.  He is satisfied that the data is appropriate for the mineral resource estimate by reviewing the core, assay certificates and quality control information as well as reviewing the procedures on sampling, chain of custody and data base records of the Platinum Group exploration team.

Base metals and other major elements were determined by multi acid digestion with Inductively Coupled Plasma ("ICP") finish and PGEs were determined by conventional fire assay and ICP finish.  Set Point Laboratories is an experienced ISO 17025 SANAS accredited laboratory in assaying and have utilized a standard quality control system including the use of standards.  Bureau Veritas South Africa and Genalysis of Australia with similar standards and approaches, have been used for assays and umpire checks.  Platinum Group utilized a well-documented system of inserting blanks and standards into the assay stream, has a strict chain of custody and independent laboratory re-check system for quality control. Details are available in the technical reports on the Waterberg Project at www.sedarplus.ca and www.platinumgroupmetals.net

REGULATORY

The Company intends to file a NI 43-101 technical report on SEDAR+ detailing the 2024 DFS and the associated mineral resource estimate update within 45 days from the date of this news release.

The QPs for the 2024 DFS have visited the Waterberg Project property for personal inspection.  Michael Murphy last visited the site on October 1, 2018, Gordon Cunningham on February 12, 2017, and Charles Muller on February 7, 2023.  They all have undertaken due diligences with respect to the Waterberg Project data.  The QPs have verified the data sufficiently for the reporting of the mineral resources, mineral reserves and the 2024 DFS.  The QPs have reviewed and approved their relevant section of this news release.

As well as the discussions within this news release, the reader is encouraged to also see the Company's disclosure made under the heading "Risk Factors" in the Company's current Annual Information Form ("AIF") and Form 40-F annual report ("Form 40-F") filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov, respectively.

QUALIFIED PERSON

Rob van Egmond, P.Geo., a consultant geologist to the Company and a former employee, is an independent Qualified Person as defined in NI 43-101 and S-K 1300.  Mr. van Egmond has reviewed, validated and approved the scientific and technical information contained in this news release and has previously visited the Waterberg Project site.

5.2 Disclosure for Restructuring Transactions

N/A

ITEM 6. RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

N/A

ITEM 7. OMITTED INFORMATION

N/A

ITEM 8. EXECUTIVE OFFICER

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

Frank Hallam, President & CEO
T: (604) 899-5450

ITEM 9. DATE OF REPORT

September 18, 2024